UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Receipt of Nasdaq Staff Determination Letter and Intention to Request Hearing

On June 5, 2026, The GrowHub Limited (the “Company”) received a Staff Determination Letter (the “Staff Determination Letter” from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated June 5, 2026, notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market unless the Company timely requests a hearing before the Nasdaq Hearings Panel.

As previously disclosed, on December 3, 2025, Nasdaq notified the Company that the bid price of the Company’s listed securities had closed below $1.00 per share for 30 consecutive business days and, as a result, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until June 1, 2026, to regain compliance with the rule.

According to the Staff Determination Letter, the Company did not regain compliance with Nasdaq Listing Rule 5550(a)(2) by June 1, 2026 and is not eligible for a second 180-day compliance period because the Company does not currently satisfy the initial listing requirements relating to $5,000,000 stockholders’ equity, $50 million market value of listed securities, or $750,000 pre-tax income, as required under Nasdaq Listing Rules 5550(b)(1), 5550(b)(2), or 5550(b)(3), respectively. Nasdaq also stated that the Company did not comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing under Nasdaq Listing Rule 5550(b), which serves as an additional basis for delisting.

The Company intends to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”) and to request an extended stay of any suspension pending the hearing and the Panel’s determination. There can be no assurance that the Panel will grant the Company’s request for a continued stay or that the Company will be able to regain compliance with all applicable Nasdaq listing requirements within any exception period that may be granted by the Panel.

The Company is actively working to address the matters identified by Nasdaq, including matters relating to bid price compliance and stockholders’ equity compliance. The Company intends to provide Nasdaq with a compliance plan in connection with the hearing process.

The Company issued a press release on this development on June 9, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 9, 2026

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer